 Exhibit 5.1

Harney Westwood & Riegels LP Craigmuir Chambers PO Box 71 Road Town Tortola VG1110 British Virgin Islands Tel: +1 284 494 2233 Fax: +1 284 494 3547

Dated: 20 July 2021

greg.boyd@harneys.com

+1 284 852 4317

051431.0009-GAB

To: The Company (as defined below)

Dear Sirs

Bit Brother Limited, Company No 1682727 (the Company)

We are informed that:

(1)	Company filed a registration statement on Form F-3 (File No. 333-256628) (as amended) with the Securities and Exchange Commission (SEC) on 8 June 2021 (the Registration Statement) pursuant to the Securities Act of 1933 of the United States of America, utilizing a shelf registration process relating to the securities described in the prospectus supplement, which registration statement was declared effective on 8 June 2021.

(2)	Under this shelf registration process, the Company may, from time to time, issue up to $200 million in the aggregate of ordinary shares, preferred shares, warrants, and units.

We are lawyers qualified to practise in the British Virgin Islands and have been asked to provide this legal opinion to you in connection with the Company’s Registration Statement. The Registration Statement relates to the registration of the resale by the selling shareholders of 15,000,000 ordinary shares of no par value and the sale of warrants to purchase an aggregate of up to 15,000,000 ordinary shares as further described in the prospectus supplement to be filed with the SEC as a supplement to that prospectus filed with the Registration Statement and the Agreement (as defined in Schedule 1).

For the purposes of giving this opinion, we have examined the Documents (as defined in Schedule 1). We have not examined any other documents, official or corporate records or external or internal registers and have not undertaken or been instructed to undertake any further enquiry or due diligence in relation to the transaction which is the subject of this opinion.

In giving this opinion we have relied upon the assumptions set out in Schedule 2 which we have not verified.

A list of partners is available for inspection at our offices. Bermuda legal services provided through an association with Zuill & Co.	Anguilla | Bermuda | British Virgin Islands Cayman Islands | Cyprus | Hong Kong | London Montevideo | Shanghai | Singapore | Vancouver www.harneys.com

Based solely upon the foregoing examinations and assumptions and having regard to legal considerations which we deem relevant, and subject to the qualifications set out in Schedule 3, we are of the opinion that under the laws of the British Virgin Islands:

1	Existence and Good Standing. The Company is a company duly incorporated with limited liability, and is validly existing and in good standing under the laws of the British Virgin Islands. The Company is a separate legal entity and is subject to suit in its own name.

2	Capacity and Power. The execution and delivery of the Transaction Documents by the Company and the performance of its obligations thereunder, including the issue of the Shares (as such terms are defined in Schedule 1) are within the corporate capacity and power of the Company and have been duly authorised and approved by all necessary corporate action of the Company.

3	No Conflict. The execution, performance and delivery of the Transaction Documents do not violate, conflict with or result in a breach of:

(a)	any of the provisions of the Company’s Memorandum and Articles of Association;

(b)	any law or regulation applicable to the Company in the British Virgin Islands currently in force; or

(c)	any existing order or decree of any governmental or regulatory authority or agency in the British Virgin Islands.

4	Due Execution. The Transaction Documents have been duly executed for and on behalf of the Company in accordance with the Resolutions (as defined in Schedule 1).

5	Enforceability. The Transaction Documents will be treated by the courts of the British Virgin Islands as the legally binding and valid obligations of the Company, enforceable in accordance with their terms.

6	Shares. The Company is authorised to issue an unlimited number of ordinary shares with no par value each. Each Share will, (i) when issued in accordance with the Registration Statement and the duly passed Resolutions, (ii) once consideration per Share is received by the Company, and (iii) once the name of the shareholder is entered on the register of members of the Company as the holder of the Share, be validly issued, fully paid and non-assessable (which term means when used herein that no further sums are required to be paid by the holders thereof).

7	Warrant Shares. The Warrant Shares have been duly and validly authorised, allotted and reserved for issuance. Upon due exercise of the Warrants and upon receipt by the Company of payment thereof in accordance with the terms of the Warrant and upon the entry of the names of the relevant shareholders in the register of members of the Company, the Warrant Shares will be validly issued as, fully paid and non-assessable (which term means when used herein that no further sums are required to be paid by the holders thereof).

8	Authorisation and Approvals. No authorisations, consents, orders, permissions or approvals are required from any governmental, regulatory or judicial authority or agency in the British Virgin Islands and no notice to or other filing with or action by any British Virgin Islands governmental, regulatory or judicial authority is required in connection with:

(a)	the execution and delivery of the Transaction Documents;

(b)	the exercise of any of the Company’s rights under the Transaction Documents;

(c)	the performance of any of the Company’s obligations under the Transaction Documents; or

(d)	the payment of any amount under the Transaction Documents.

9	Filings. It is not necessary to ensure the legality, validity, enforceability or admissibility in evidence of Transaction Documents that any document be filed, recorded or enrolled with any governmental, regulatory or judicial authority in the British Virgin Islands.

10	Judgment Currency. Any monetary judgment in a court of the British Virgin Islands in respect of a claim brought in connection with the Transaction Documents is likely to be expressed in the currency in which such claim is made as such courts have discretion to grant a monetary judgment expressed otherwise than in the currency of the British Virgin Islands.

11	Taxes. There are no stamp duties, income taxes, withholdings, levies, registration taxes, or other duties or similar taxes or charges now imposed, or which under the present laws of the British Virgin Islands could in the future become imposed, in connection with the enforcement or admissibility in evidence of the Transaction Documents or on any payment to be made by the Company or any other person pursuant to the Transaction Documents.

12	Interest. There is no applicable usury or interest limitation law in the British Virgin Islands which would restrict the recovery of payments or performance by the Company of its obligations under the Transaction Documents.

13	Enforcement of Judgments. Any final and conclusive monetary judgment for a definite sum obtained against the Company in the courts of the State of New York in the United States of America (the Court) would be treated by the courts of the British Virgin Islands as a cause of action in itself and sued upon as a debt at common law so that no retrial of the issues would be necessary provided that:

(a)	the Court had jurisdiction in the matter and the Company either submitted to such jurisdiction or was resident or carrying on business within such jurisdiction and was duly served with process;

(b)	the judgment given by the Court was not in respect of penalties, fines, taxes or similar fiscal or revenue obligations;

(c)	in obtaining judgment there was no fraud on the part of the person in whose favour judgment was given or on the part of the Court;

(d)	recognition or enforcement in the British Virgin Islands would not be contrary to public policy; and

(e)	the proceedings pursuant to which judgment was obtained were not contrary to the principles of natural justice.

14	Adverse Consequences. Under the laws of the British Virgin Islands, none of the parties to the Transaction Documents (other than the Company) will be deemed to be resident, domiciled or carrying on any commercial activity in the British Virgin Islands or subject to any tax in the British Virgin Islands by reason only of the execution and performance of the Transaction Documents, nor is it necessary for the execution, performance and enforcement of the Transaction Documents that any such party be authorised or qualified to carry on business in the British Virgin Islands.

15	Choice of Law and Jurisdiction. The choice of the law of the State of New York in the United States of America (New York) as the proper law of the Transaction Documents would be upheld as a valid choice of law by the courts of the British Virgin Islands and applied by such courts in proceedings in relation to the Transaction Documents as the proper law thereof and the submission by the Company to the jurisdiction of the courts of New York is valid and binding as a matter of British Virgin Islands law.

16	Pari Passu Obligations. The obligations of the Company under the Transaction Documents constitute direct obligations that (save as expressly subordinated thereby) rank at least pari passu with all its other unsecured obligations (other than those preferred by law).

17	Exchange Controls. There are no foreign exchange controls or foreign exchange regulations under the currently applicable laws of the British Virgin Islands.

18	Sovereign Immunity. The Company is not entitled to claim immunity from suit or enforcement of a judgment on the ground of sovereignty or otherwise in the courts of the British Virgin Islands in respect of proceedings against it in relation to the Transaction Documents and the execution of the Transaction Documents and performance of its obligations under the Transaction Documents by the Company constitute private and commercial acts.

19	Searches. No court proceedings pending against the Company are indicated by our searches of the British Virgin Islands High Court Registry referred to at paragraph 4 of Schedule 1.

On the basis of our searches of the British Virgin Islands Registry of Corporate Affairs and the British Virgin Islands High Court Registry referred to at paragraphs 3 and 4 of Schedule 1, no currently valid order or resolution for liquidation of the Company and no current notice of appointment of a receiver over the Company or any of its assets appears on the records maintained in respect of the Company at the Registry of Corporate Affairs.

This opinion is confined to the matters expressly opined on herein and given on the basis of the laws of the British Virgin Islands as they are in force and applied by the British Virgin Islands courts at the date of this opinion. We have made no investigation of, and express no opinion on, the laws of any other jurisdiction. We express no opinion as to matters of fact. Except as specifically stated herein, we make no comment with respect to any representations and warranties which may be made by or with respect to the Company in the Transaction Documents. We express no opinion with respect to the commercial terms of the transactions the subject of this opinion.

This opinion is rendered for your benefit and the benefit of your legal counsel (in that capacity only) in connection with the transactions contemplated by the Transaction Documents. It may be disclosed to your successors and assigns only with our prior written consent. It may not be disclosed to or relied on by any other party or for any other purpose.

Yours faithfully

/s/ Harney Westwood & Riegels LP

Harney Westwood & Riegels LP

 4